SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): **April 16, 2003**

Graco Inc.

(Exact name of registrant as specified in its charter)

Minnesota	**001-9249**	**41-0285640**
(State of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

**88-11th Avenue Northeast
Minneapolis, Minnesota**

55413

(Address of principal executive offices)

(Zip Code)

(612) 623-6000

(Registrant's telephone number)

Item 7. Financial Statements and Exhibits

(c)   The following exhibit is being furnished herewith:

        99.   Press Release, dated April 16, 2003, of Graco Inc.

Item 9.   Regulation FD Disclosure (Item 12, Disclosure of Results of Operations and Financial Condition)

The following information is being provided under Item 12, Results of Operations and Financial Condition. It is being furnished under Item 9 of this Form 8-K in accordance with interim guidance issued by the SEC in Release No. 33-8216. Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934.

On April 16, 2003, Graco Inc. issued a press release to report the Company's results of operations and financial condition for the completed fiscal quarter ended March 28, 2003. The release is furnished as Exhibit 99 hereto and is incorporated herein by reference.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

        GRACO INC.

Date: April 17, 2003   By:_____
                         Its: Vice President, General Counsel and Secretary

Exhibit 99

FOR IMMEDIATE RELEASE:
Wednesday, April 16, 2003

FOR FURTHER INFORMATION:
Mark W. Sheahan (612) 623-6656

GRACO REPORTS FIRST QUARTER 2003 RESULTS
NET EARNINGS INCREASE 17 PERCENT
NET SALES INCREASE 11 PERCENT

MINNEAPOLIS, MN (April 16) - Graco Inc. **(NYSE: GGG)** today announced first quarter net earnings of $18.2 million on net sales of $119.7 million – increases over the prior year of 17 percent and 11 percent, respectively. Diluted net earnings per share were $0.38 versus $0.32 last year, a 19 percent increase.

When compared to 2002 results, the weaker U.S. dollar versus foreign currencies helped to increase first quarter net earnings and net sales. Translated at consistent exchange rates, first quarter net earnings and net sales increased by 4 percent and 7 percent, respectively.

When compared to the first quarter of 2002, worldwide Contractor Equipment Division sales of $54.9 million increased 7 percent. In the Americas, sales were higher in the professional paint store channel and slightly lower in the home center channel. Successful new product launches in the paint store channel more than offset the impact of poor weather conditions and a weak commercial construction market in the United States. Sales increased in both Europe and Asia as both regions posted volume gains and benefited from favorable currency translations.

First quarter Industrial/Automotive Equipment Division sales of $52.4 million increased 14 percent versus the same period last year. Volume was virtually flat in the Americas and Europe, but strong demand for products in Asia, and favorable currency conditions in both Europe and Asia, led to the double-digit reported sales growth.

First quarter sales for the Lubrication Equipment Division were $12.4 million, up 17 percent from last year. Successful new product introductions and a February sales promotion were primarily responsible for the revenue growth in the quarter.

First quarter sales in the Americas increased 5 percent to $82.2 million. In Europe, net sales of $23.6 million were 19 percent higher than the first quarter of 2002, but measured in local currencies sales were flat. In Asia Pacific , net sales of $13.9 million were 47 percent higher than the first quarter of 2002, and sales measured in local currencies increased 40 percent. The large increase in Asia Pacific was characterized by higher sales in every region except Japan.

Graco's gross profit margin, expressed as a percentage of sales, was 52.7 percent for the quarter versus 51.1 percent for the same period last year. The higher gross margin was due to favorable exchange rates.

Graco's operating profit margin, expressed as a percentage of sales, was 22.7 percent for the first quarter versus 21.8 percent last year. Higher sales and an improved gross profit margin offset increased operating expenses to result in improved profitability.

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"We are pleased to report double-digit increases in both sales and net earnings this quarter, especially in this environment of global uncertainty," said President and Chief Executive Officer David A. Roberts. "This is the first quarter where all three divisions have reported sales growth since the fourth quarter of 1999. While we continue to believe that 2003 will be a year of modest underlying growth for the major industrialized countries, Graco is aggressively pursuing its growth strategies to increase its revenues and earnings at a faster rate. Our new products, distribution initiatives, new market activities and strategic acquisitions, including the recent acquisition of Sharpe Manufacturing operations, should add revenues and earnings for the balance of this year."

Forward-Looking Statements

A forward-looking statement is any statement made in this earnings release and other reports that the Company files periodically with the Securities and Exchange Commission, as well as in press releases, analyst briefings, conference calls and the Company's Annual Report to shareholders which reflects the Company's current thinking on market trends and the Company's future financial performance at the time they are made. All forecasts and projections are forward-looking statements.

The Company desires to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 by making cautionary statements concerning any forward-looking statements made by or on behalf of the Company. The Company cannot give any assurance that the results forecasted in any forward-looking statement will actually be achieved. Future results could differ materially from those expressed, due to the impact of changes in various factors. These risk factors include, but are not limited to: economic conditions in the United States and other major world economies, currency fluctuations, political instability, changes in laws and regulations, and changes in product demand. Please refer to Exhibit 99 to the Company's Annual Report on Form 10-K for fiscal year 2002 for a more comprehensive discussion of these and other risk factors.

Investors should realize that factors other than those identified above and in Exhibit 99 might prove important to the Company's future results. It is not possible for management to identify each and every factor that may have an impact on the Company's operations in the future as new factors can develop from time to time.

Conference Call

A conference call for analysts and institutional investors will be held Thursday, April 17, 2003, at 11:00 a.m. EDT to discuss Graco's first quarter results. Graco management will host the call.

A real-time, listen-only Webcast of the conference call will be broadcast live over the Internet. Individuals wanting to listen can access the call at the Company's website at www.graco.com. Listeners should go to the website at least 15 minutes prior to the live conference call to install any necessary audio software.

For those unable to listen to the live event, a replay will be available soon after the conference call at Graco's website, or by telephone beginning at approximately 1:00 p.m. EDT on April 17, 2003, by dialing 800.428.6051, passcode 288274, if calling within the U.S. or Canada. The dial-in number for international participants is 973.709.2089, with the same passcode. The replay by telephone will be available through April 20, 2003.

Graco Inc. supplies technology and expertise for the management of fluids in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com.

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GRACO INC. AND SUBSIDIARIES
Consolidated Statements of Earnings

	First Quarter (13 Weeks) Ended	
(In thousands, except per share amounts)	**March 28, 2003**	March 29, 2002
Net Sales	**$119,660**	$107,857
Cost of products sold	**56,657**	52,694
Gross Profit	**63,003**	55,163
Product development	**4,473**	4,161
Selling, marketing and distribution	**22,897**	19,792
General and administrative	**8,512**	7,717
Operating Earnings	**27,121**	23,493
Interest expense	**128**	150
Other expense (income), net	**(101)**	(3)
Earnings before Income Taxes	**27,094**	23,346
Income taxes	**8,900**	7,800
Net Earnings	**$ 18,194**	$ 15,546
Net Earnings per Common Share		
Basic	**$ 0.39**	$ 0.33
Diluted	**$ 0.38**	$ 0.32
Weighted Average Number of Shares		
Basic	**47,233**	46,959
Diluted	**47,899**	47,880

All figures are subject to audit and adjustment at the end of the fiscal year.

GRACO INC. AND SUBSIDIARIES
Segment Information

	First Quarter (13 Weeks) Ended	
(In thousands)	**March 28, 2003**	March 29, 2002
Net Sales		
Industrial / Automotive	**$ 52,417**	$ 46,103
Contractor	**54,838**	51,135
Lubrication	**12,405**	10,619
Consolidated	**$119,660**	$107,857
Operating Earnings		
Industrial / Automotive	**$ 13,988**	$ 11,737
Contractor	**10,757**	10,865
Lubrication	**3,147**	2,392
Unallocated Corporate Expense	**(771)**	(1,501)
Consolidated	**$ 27,121**	$ 23,493

All figures are subject to audit and adjustment at the end of the fiscal year.

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GRACO INC. AND SUBSIDIARIES
Consolidated Balance Sheets

(In thousands)	March 28, 2003	Dec. 27, 2002
ASSETS		
Current Assets		
Cash and cash equivalents	$ 58,169	$ 103,333
Accounts receivable, less allowances of		
$6,200 and $5,600	93,881	93,617
Inventories	35,943	30,311
Deferred income taxes	13,172	12,022
Other current assets	1,331	1,241
Total current assets	202,496	240,524
Property, Plant and Equipment		
Cost	221,215	219,427
Accumulated depreciation	(126,984)	(124,474)
	94,231	94,953
Intangible Assets, net	11,449	11,860
Other Assets	7,941	8,513
	$ 316,117	$ 355,850
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Notes payable to banks	$ 8,149	$ 13,204
Trade accounts payable	12,910	13,031
Salaries, wages and commissions	9,426	14,490
Accrued insurance liabilities	10,668	10,251
Accrued warranty and service liabilities	6,331	6,294
Income taxes payable	13,605	5,583
Dividends payable	3,930	3,922
Other current liabilities	10,208	13,439
Total current liabilities	75,227	80,214
Retirement Benefits and Deferred Compensation	28,627	28,578
Deferred Income Taxes	1,814	1,652
Shareholders' Equity		
Common stock	45,609	47,533
Additional paid-in capital	73,405	71,277
Retained earnings	92,677	128,125
Other, net	(1,242)	(1,529)
Total shareholders' equity	210,449	245,406
	$ 316,117	$ 355,850

All figures are subject to audit and adjustment at the end of the fiscal year.

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GRACO INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows

(In thousands)	Thirteen Weeks	
	March 28, 2003	March 29, 2002
Cash Flows from Operating Activities		
Net Earnings	**$18,194**	$15,546
Adjustments to reconcile net earnings to net cash		
Provided by operating activities		
Depreciation and amortization	**4,401**	4,592
Deferred income taxes	**(966)**	(332)
Tax benefit related to stock options exercised	**500**	2,500
Change in:		
Accounts receivable	**388**	(6,015)
Inventories	**(5,561)**	(1,319)
Trade accounts payable	**(142)**	(19)
Salaries, wages and commissions	**(5,142)**	(3,029)
Retirement benefits and deferred compensation	**640**	(9)
Other accrued liabilities	**5,124**	403
Other	**30**	40
	17,466	12,358
Cash Flows from Investing Activities		
Property, plant and equipment additions	**(3,276)**	(1,639)
Proceeds from sale of property, plant and equipment	**76**	13
	(3,200)	(1,626)
Cash Flows from Financing Activities		
Borrowings on notes payable and lines of credit	**5,826**	8,512
Payments on notes payable and lines of credit	**(10,977)**	(6,632)
Payments on long-term debt	**—**	(50)
Common stock issued	**5,216**	9,151
Common stock retired	**(55,258)**	(686)
Cash dividends paid	**(3,922)**	(3,424)
	(59,115)	6,871
Effect of exchange rate changes on cash	**(315)**	92
Net increase (decrease) in cash and cash equivalents	**(45,164)**	17,695
Cash and cash equivalents		
Beginning of year	**103,333**	26,531
End of period	**$58,169**	$44,226

All figures are subject to audit and adjustment at the end of the fiscal year.

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April 17, 2003

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Graco Inc.
        File No. 001-9249

Gentlemen:

        Enclosed for filing is a Form 8-K for Graco Inc. in connection with its Press Release of April 16, 2003.

                                        Very truly yours,

                                        Robert M. Mattison
                                        Vice President, General Counsel
                                         and Secretary

RMM:blc

Enclosures

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